Talking Points

For Managers

Alcan Agrees to Combine with Rio Tinto

  Today we announced that Alcan has agreed to combine with Rio Tinto.
  Rio Tinto will acquire 100% of Alcan's outstanding common shares at a price of US$101 per share in cash.  The total value of the transaction is $38.1 billion.
  Rio Tinto is a leading international mining group headquartered in the UK with operations around the world.
  This is a unique and exciting opportunity to join forces with a highly complementary and immensely strong global player to create a new global leader in the aluminum industry with unrivalled development opportunities.
  This will mean significant opportunities for Alcan employees as part of the combined company.
  Rio Tinto has agreed to maintain and enhance Alcan's existing business and social commitments in Canada, and the Rio Tinto offer satisfies the Continuity Agreement signed between Alcan and the Government of Québec.
  Our Board of Directors decided to align with Rio Tinto after engaging in an extensive review of strategic options to deliver value to our stakeholders - and to protect Alcan's values and commitments.
  Our Board firmly believes it is the right choice for Alcan, our shareholders, our employees, and our communities.
  The transaction is expected to close by the end of the third quarter or beginning of the fourth quarter 2007.
  Some of you will begin to become involved with integration planning for the future.  For most, it will be business as usual.
  We will keep you well informed as the process develops.

Rio Tinto Alcan - A Winning Combination

  As you know, we previously received a hostile offer from Alcoa in May of this year.  After evaluating the Alcoa proposal, our Board unanimously recommended that Alcan shareholders reject that offer because it was
    Inadequate;
    Contrary to the best interests of Alcan's stakeholders;
    Did not adequately compensate our shareholders for the value of our assets, technology, capabilities, growth prospects or talented workforce.

  Rio Tinto's offer for Alcan is fundamentally different from Alcoa's offer in many important ways.
    It is an agreed-to rather than a hostile transaction.
    We will be part of a thriving global organization with a strong portfolio of growth projects, world-leading assets and technology, and an attractive cost position bolstered by complementary mining, refining and smelting capabilities.

  Rio Tinto's existing aluminum-related operations, currently concentrated in Australia and New Zealand, will be combined with ours to create Rio Tinto Alcan - headquartered at Maison Alcan.
    The headquarters of the enlarged aluminum smelting technology R&D group will be in Quebec and France where Rio Tinto's existing smelter technology unit will be combined with ours.
    The Engineered Products business will be based in Paris, France, and the Bauxite and Alumina businesses will be based in Brisbane, Australia.

  In addition to joining the Rio Tinto Board of Directors, Dick Evans will become CEO of Rio Tinto Alcan.
    Rio Tinto has also committed to appointing two non-executive Alcan directors on its Board.

  As part of its review of strategic alternatives, the Alcan Board has concluded that Alcan Packaging will be divested so that it can optimize its business model and the combined Rio Tinto Alcan can focus on core aluminum operations.
    Given the strong platform for growth and excellent market positions built over the last few years in food flexible, pharmaceutical, beauty and tobacco packaging, this is a move that would have made sense regardless of the Rio Tinto combination.

Keeping Our Commitments and Shared Values

  Like Alcan, Rio Tinto has a solid track record as a Canadian corporate citizen - and has been an investor in Quebec and Canada for decades.

  Rio Tinto currently has significant business activities in the Province of Quebec (including QIT Fer et Titane and Iron Ore Company of Canada), and the Northwest Territories (Diavik Diamond Mines).

  For example, Rio Tinto has committed to creating the Rio Tinto Alcan foundation in Canada, which would have an endowment of C$200 million built-up over a five-year period.

  We have confidence that as a combined business we will be able to sustain our values, including our commitments to environment, health, safety, local communities and sustainability, and our focus on maximizing shareholder value.